

ANNUAL REPORT

15TH ROUND LLC
3630 SAN FERNANDO RD. GLENDALE, CA 91204

THE COMPANY AND ITS BUSINESS

Description of Business

Previously operating as a sole proprietorship since 2015, until the incorporation of 15th Round, LLC on 8/18/17, 15th Round Boxing is a Gym, currently based in the Los Angeles County. We are a fully trademarked and licensed company, with vetted instructors and managers who take pride in their work. Clients range from people looking to get in shape, while learning self-defense, all the way to professional boxers that are making a career in the sport.



Sales, Supply Chain, & Customer Base

Revenue is generated entirely by above-mentioned members & providing ticket sales for live boxing events such as Top Rank, Bash Boxing and All Star Promotions. Trademarked recently we recieved boxing supplies from overseas with intention to resale in store and online. Doing a trial run as an FBA seller for amazon and some giveaways we realize we are not ready to include boxing supplies in our business model. We will focus more energy in the fitness client avenue. We will return to the boxing supply strategy once we've secured our sustainability in the fitness realm more firmly.

Competition

Competition is local boxing gyms, cardio boxing fitness centers private and corporate. Suppliers are Pro Boxing Supplies, Title Boxing, Everlast, Reyes.

Employees

The company is operated by it's CEO's it also hires independent contractors that train clients on behalf of the company. These Contractors are currently fighters training out of 15th Round LLC. They are also Members of the LLC. Number of Employees: *4*

Liabilities and Litigation

None

The team

Officers and directors

George Giovanis	Founder, Co-CEO & Manager
Evangelos Giovanis	Founder, Co-CEO & Manager

George Giovanis

Founder, Co-CEO's, Managers and boxing coaches, the Giovanis brothers opened 15th Round Boxing in December of 2015. The brothers were born in Rhode Island. By the age of 13they joined Rhode Island Boxing, home of five-time world champion Vinny Paz. Over the

years, both brothers competed in amateur boxing matches and smokers where they refined their skills as boxers. At the age of twenty-one, the brothers moved to Florida where they continued to train at St. Pete Boxing Club in Florida, home of the IBF champions Ronald "Winky" Wright & Jeff "Left Hook" Lacy. Wanting to grow even more in the martial arts, George also learned Muay Thai, (Dutch style) which is perfect for self defense and MMA as it originates in a boxing stance. So be careful when you slip and dip. In 2013, George was working at XTC fight club in Eagle Rock

CA. George operated as a GM and head trainer where he trained kids and adults how to box. In two years, he helped trained dozens of fighters that became champions winning belts in the PAL Adidas National Tournament, the Blue & Gold Tournaments and the So. Cal State Championship. Two of those fighters will have their pro debut in 2016. The Giovanis brothers also produce/direct feature films. Their latest effort BEREAVE starring Malcolm McDowell, Golden Globe Winner Jane Seymour, Oscar Winner Keith Carradine and Mike Starr, along with a stellar supporting cast, screened at over 22 film festivals and won 13 awards. The film will be released and available on all platforms in 2018. George is currently a Managing Member of Bereave LLC. A company created for the production of the film. George is currently the head licensed professional trainer and CEO/Manager at 15th Round Boxing Club.

Evangelos Giovanis

Founder, Co-CEO's, Managers and boxing coaches, the Giovanis brother s opened 15th Round Boxing in December of 2015. The brothers were born in Rhode Island. By theage of 13they joined Rhode Island Boxing, home of five time world champion Vinny Paz. Over the years, both brothers competed in amateur boxing matches and smokers where they refined their skills as boxers. At the age of twenty one, the brothers moved to Florida where they continued to train at St. Pete Boxing Club in Florida , home of the IBF champions Ronald "Winky" Wright & Jeff "Left Hook" Lacy. In 2013, Evangelos was working at XTC fight club where he helped train kids and adults how to box. In two years, he helped train. dozens of fighters that became champions winning belts in the PAL Adidas National Tournament, the Blue & Gold Tournaments and the So. Cal State Championship. Two of those fighters will have their pro debut in 2016.

The Giovanis brothers also produce/direct feature films. Their latest effort BEREAVE starring Malcolm McDowell, Golden Globe Winner Jane Seymour, Oscar Winner Keith Carradine and Mike Starr, along with a stellar supporting cast, screened at over 22 film festivals and won 13awards. The film will be released and available on all platforms in 2018.Evangelos is currently a Managing Member of Bereave LLC, since 2014.A company created for the production of the film. Evangelos is currently a Trainer and a licensed boxer manager and CEO/Manager at 15th Round Boxing.

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- Risks Involved with investment. Although our brand is trademarked and we are going to be manufacturing boxing supplies overseas, and potentially domestically, we have not made any sales to date in regard s to said products. We have however created boxing gear with our brand so that we may test their value and durability in the field with our professional boxers and current clients. We have created alliances with Chinese and Pakistani manufacturers and had very positive initial interest to purchase their products. We believe the most valuable component of our intellectual property portfolio is that our company comprises of boxers and trainers doing the quality control on the few products purchased and tested. We are a niche gym and will have the typical struggles in competing with large corporate suppliers already in business. We are optimistic in that struggle and intend to target specific institutions ie. competing gyms,

  promoters, managers, local shows, professional shows so that our brand will eventually be recognized. The brand as a whole needs to grow to achieve these goals.

  In essence this is a start up that has already started, expansion to a second location assumes risks. The fitness aspect of the company is succeeding. It is an assumption that the second location will replicate the originals success. There are no guarantees as to the actual success or failure a second location will bring. Even the current location cannot guarantee longevity as contracts never exceed six months and success is dependent on retention.

- Cost of opening future locations The estimate we need to open a second location is 65,000 to 100,000 dollars. Factors beyond our control such as rent, cost of goods, equipment, construction costs, insurance etc. may cause this cost to change. Estimates are based on past experience and current plans.

- You cannot easily resell the shares. Once you buy in, it is unlikely you will be able to resell your shares for the foreseeable future. Although platforms to facilitate reselling your shares at StartEngine are in the works, currently, at the time of this offering, this service does not exist.

- Any valuation at this stage is primarily speculation. Although the company is in business for nearly two years, the valuation is determined on the speculation of multiple stores and a product line that has yet to happen. No one is stating the company is worth a specific amount. We can't. It's a question of whether you, the investor, wishes to pay this price for this security. Don't think you can make a sound, business decision based on the information provided? Then we advise you not to invest.

- Business projections are only estimates. There can be no assurance that the company

will meet projections. There can be no assurance that the 15th Round and investors will profit. All businesses, new or established, struggle to created sufficient demand for product and grow their customer ba se, while creating a better image and reputation than the competition and are not guaranteed in this business venture. Balancing costs and profiting are not guaranteed in this business venture. Competition is fierce and established brands have been at it longer than us, which gives them an advantage.

- Boxing popularity A great deal of success for the 15th Round and the boxing industry itself, is constantly determined by the general popularity of the sport as a whole, along with the credibility of its regulators and governing bodies, the desire for big networks to promote the sport, the popularity of boxers as individuals and as brands. Competing sports: MMA, Kickboxing, Muay Thai, new boxing leagues etc. all have positive and negative effects on boxing's popularity, and can, in turn, negatively impact boxing gyms and product lines such as the 15th Round.

- Current Model duplication We are successful in part because of the personal attention everyone is receiving during training. Expansion will demand we duplicate quality of service. Being that Evangelos Giovanis and George Giovanis are the head instructors at the current location, it will be difficult to ensure the same quality of service once hiring out has begun. We hope to employ our current fighters that have been under the 15th Round tutelage for many years now. There ability to replicate quality of service is primarily speculation.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- George Giovanis, 47.67% ownership, Managing Member/CEO
- Evangelos Giovanis, 47.67% ownership, Managing Member/CEO

Classes of securities

- Membership Units: 104,545

  The company currently has 100,000 Membership Units issued to the Managing Members.

  Management

  Subject to the terms of this Agreement and the California Revised Uniform Limited Liability Company Act, the business and affairs of the Company will be managed by the Board of Managers, as further described in the Operating Agreement. The initial Managers as elected in the Operating Agreement Exhibit B are George Giovanis and Evangelos Giovanis. The Managers will act under the direction of the Members and may be elected or removed at any time, for any reason or no reason, by the Members holding a majority of the Voting Interest of the Company. Exhibit B must be amended

to reflect any changes in Managers.

Voting Rights *(of this security)*

The Members have the right and power to vote on all matters with respect to which the Articles of Organization, or the California Revised Uniform Limited Liability Company Act requires or permits. Unless otherwise stated in the Operating Agreement (for example, in Section 4.l(c)) or required under the California Revised Uniform Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

Notwithstanding Management by the managers, the following matters require majority approval of the Members in a consent in writing to constitute an act of the Company:

(i) A material change in the purposes or the nature of the Company's business;

(ii) With the exception of a transfer of interest governed by Article 7 of the Operating Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Unit Interest, or Voting Interest in any manner other than in accordance with this Agreement;

(iii) A merger or conversion under the California Revised Uniform Limited Liability Company Act;

(iv) Any other act outside the ordinary course of the Company's activities;

The sale, lease, exchange, or other disposition of all, or

substantially all, of the Company's property, with or without

goodwill, outside the ordinary course of the Company's activities ;

and (vi) The amendment of the Operating Agreement **Distribution**

Rights

The company shall distribute 10% of Gross Proceeds towards Non-Managing Members as a repayment of the Investment Capital., which amount shall be repaid at least semi-annually to each Non-Managing Members pro rata in the same proportion as his;her Units bear to the aggregate Non- Managing Membership Units, until 120% of the total Investment Capital is recouped, unless said payment risks the survivability of the company as determined by managing members;

After Recoupment, such remaining Gross Proceeds, if any, shall be distributed pursuant to the Operating Agreement Article 3, Section 3.5.

See the Operating Agreement for the entire set of rights,pref erences,

limitations,and restrictions.

What it means to be a Minority Holder

Most decisions of the Company are made by the Managing Members. As a minority holder of Membership Units, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of Managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional Membership Units. In other words, when the company issues more Units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of Units outstanding could result from an LLC to a corporation resulting in a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock. Or another raise as an LLC to expand operations.

Ifthe company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit.

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purpo ses only, and are not based on this offering):

In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells *$5* million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Ifyou are making an investment expecting to own a certain percentage of the Company or expecting each Unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per Unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO ;
- To the company; or a member of the company
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition Results

of Operation

The Company 15TH ROUND, LLC. generates revenue by selling gym memberships Glendale CA. Membership sales have historically represented about 80% of the Company's annual sales. 20% come from acting as a ticket Vendor to local and national promoters IE; Top Rank, Bash Boxing, All Star Promotions. Our ability to raise money for these live events greatly facilitates our brand awareness.   It also fosters relations with the boxing community, and helps raise new clients.

DISTRIBUTION RIGHTS

Pre-Recoupment: Investors will retain 10% of Gross Proceeds up to 120% of the total amount raised. Unless said payment risks the survivability of the company as determined by managing members;

After Recoupment: The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Unit Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the California Revised Uniform Limited Liability Company Act.

Results of operations

Year ended December 31, 2017 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $210,040
Revenue for fiscal year 2018 was $118,890
With the opening of the Pasadena location we are on a good growth. The last quarter being one
of the strongest we've had.
We have purchased equipment's for and done construction on the expansion to our second
location, less than 13 miles away from our original location. The second opened the last week
of November 2018. It is now self sustaining and projected to profit in 2020.
We believe that selling custom boxing equipment to our own clients will increase revenues as
they always are in need of the tools needed to perform in class. This is money simply sent away
to other businesses. We have acquired samples and distributed them to long term clients and as
part of enrollment to get feed back. We are now in a position to purchase for resale, we are going
to put a pin in this part of the business and focus solely on Membership growth between the two
locations until we are in a bet position to promote boxing products. George Giovanis is in very
good standing with CSAC. Considered an active stakeholder in the commissions mind he is
invited to their annual meetings and is on an inside track with the pulse of the boxing community
15th boxing plans to create competition approved gloves and gift them to earlier mentioned
promoters to use at there events and gain brand awareness with fighters and fans. Due to the fact
that we fell very short of our desired goal of $107,000, and are taking on dept. we are focusing
all our energies on the second location and pushing back the product release.   Product line is
scheduled for a reboot in 2020

Cost of sales

 Cost of sales at this time is primarily the sweat equity of the Giovanis Brothers.

 Gross margins and Expenses
15th Round Boxing is in its third full year of business and is now operating out of two locations.
If business grows exponentially we will be hiring instructors to help with the added work load.
Much of this money going out is being earned by our fighters, which help promote the family
environment and bond that our clients have come to expect. Alexander Enriquez has already
begun his training to be an instructor through the training of head coach George.

The Company's expenses consist of mostly rent and general operating expenses associated with
most businesses. The fact that the owners are the key employees helps alleviate the pressures of
most companies. Like all good startups 15th Round is the Giovanis brothers baby. It eats first,
then if any food is left its flipped into the growth of the company and then if anything is still left
over the owners get paid. We will continue the long term greedy business model for the
foreseeable future. We have taken on the costs of a new ring, bags, floor and construction
materials for the new location. We have also taken on around $30,000 in dept. we have paid off
much of the interest and will be dept free in April of 2021. Payments have been made timely
and no new dept exceeding $10,000 has been incurred at any one time since the initial loan

Year ended December 31, 2019 compared to year ended December 31, 2018
The following discussion is based on our unaudited operating data and tax returns and
is subject to change if our accountant completes a financial review of those statements.

Financial Milestones

The company operated at a loss in 2015. In 2016 we reached a break-even point. In 2017 We
generated a small profit. In 2016 we successfully trademarked the brand 15th Round. We
purchased samples from overseas. An expansion to a second location will increase revenues.
We plan to continue expanding to 4 Los Angeles locations and more throughout CA and
neighboring states. We are expanding our professional boxers roster and continuing to
develop our current fighters amateur and pro careers, which will allow

us to hire trainers in house that have been learning under the Giovanis brothers ' tutelage for *6* years now.

Since inseption, we have generated over $617,000 in revenue. We have Trademarked our company and own the rights to our custom logo and the words 15th Round Boxing when it pertains to Boxing fitness and supplies. We are generating income through ticket sales to professional boxing events and although that sum gets flipped to promoters, it helps with brand awareness.

Gym membership dues are the key to our success. We have an enrollment fee of $50 just to sign up. We charge customers $150 to 189 /Month if they are month to month customers. $135 to 169 /Month with a 3 month commitment. $120 to 149 / Month with a 6 month commitment. We have grown from 20 clients to over *70* by the end of 2018. as of November 2018 we have over 70 actively paying customers. In 2019 we have grown that number to more than 90 clients and have taken new students in the Pasadena location.
We now offer double the hours of training between the two stores. We no longer sublease to the PAL program but are still allowed to use their logo gaining the trust of the community. The loss of the PAL program has us losing the receiving a time slot reservation at $500/Month or $6,000/year. We have sold over $50,000 in ticket sales to professional boxing events in 2019. This money is turned over to the promoting entity in charge of sanctioning the bouts. Our fighters are in turn at a higher demand to be booked for bouts. Our brand is exposed to all the fans and fighters at the bouts and inquiries go up immediately after the bout s. Many fans request to purchase shirts and branded items that the corner sports during events. We don't offer this yet but will in 2020 or later.
Expansion to a second larger location has more than double the gross income. Our Glendale lease is expiring in Octorber. We are in talks with the landlord about the future of the location. Due to the uptick in the Glendale location we are discussing an expansion to a larger location in the Glendale area. We are currently in focusing on gaining new customers and will begin pre recoupment payment as soon as we stop taking on new dept, and resolve the lease renual or expansion for the Glendale spot.
Liquidity and Capital Resources

Since its inception in 2015, the Company has raised over $140,000 in equipment, and in 2019 Purchased another $5,000 for upkeep.

We used the net proceeds from this offering, the Company is using the proceeds to expand to a second location with the signing of a lease in February 2018. The repayment plans of our operating agreement will take effect immediately upon closing of this offering. The fact that we are still taking on dept, it does not makes sense and would render us unsustainable to begin the repayment at this time therefore we are postponing repayment until we are no longer taking on dept, and settle the lease renual with the Glendale landlord. We predict investors repayment to begin in the second quarter of 2020..

Thereafter the company intends to set aside funds and increase it's product line, and

aggressively pursue a third location.

The company is in the red, but will be for a short time as not enough capital was raised. The loans to be acquired will have us back in the black and even half of the projected earnings at the second location will have us in the black again with loans being covered, operating at steady growth and aside from rent and electric, operating costs have stayed the same. We have used the capital raised to increase the speed of expansion. We plan to pay back our investors in full and then do another capital raise. We do not need this raise to sustain profitability. We are constantly reinvesting our earnings into the building and our brand recognition. We are valued at $150,000 in assets (this figure does not include goodwill or trademark, or equipment, lease purchases made in 2018). We have a solid lease with options to renew for the future and could easily liquidate Pasadena location for a profit. We are evaluating our best steps in the Glendale location. We plan to continue replicating this business model in slow, steady calculated steps, hoping to franchise in the future. We plan to find locations with reasonable, low rents so that profits may benefit.

We are also planning to begin selling boxing supplies to the general public and online throughout the continental USA after the new location proves profitable. We plan to spend a good amount of revenues in the the growing of our brand through marketing and product giveaways. But are pushing this to 2020.

The raise was not in anyway needed for the current operation of the business and has been used entirely for expansion. Repayment will be temporarily withheld in 2019 as to not risk the health of the company. All members were informed and happily agreed with the temporary halt of repayment. One round of repayment was given in 2018 until we realized we where going to have a shortfall of funds in the second location with cost rising and opening being pushed back. Repayment will be made no sooner than is healthy to the sustainability of the company. Once deemed stable repayment will be quarterly and not less than semi-annually. Repayment will begin immediately per the terms of our operating agreement, estimated second quarter of 2020. Future plans to duplicate this raise if successfully executed will be considered. Also a conventional loan for potential SBA or property loan will be assessed within the next 5 years. No further contributions will be demanded or expected by members. Minimum or maximum targets will not greatly change how proceeds will be used but rather the size and quality of future location. Lack of a full raise forced us to incure debt and slow growth down by 2 years. We feel 2020 we will be on track with our original plans prior to the raise. Being that we did not reach our desired goal, we are allowing our members to increase their ownership in the company, although non have in 2019. We would only allow current members or increased ownership to be in line and in no different position than already expressed in the startengine offering.

Indebtedness

The company has no outstanding indebtedness at this time. We often take on small loans (under lOk) to purchase boxing equipment or promote boxers. We have taken a 3 year loan of $16,000 to bridge the gap of the recent raise and ensure success of the new location. The loan totals to be less than 30k at any one time.

Recent offerings of securities

startengine.com/15thround

Valuation

$1,364,064.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

USE OF
PROCEEDS

	Offering Amount Sold	
Total Proceeds:	44,590	
Less: Offering Expenses		
StartEngine + Professional Fees	$3,742	
Net Proceeds	$40,848	
Use of Net Proceeds:		
R & D & Production	2,000	
Marketing	1,000	
insurance	1,000	
lease	9,500	
utilities	200	
equipment	27,148	
Salaries		
Total Use of Net Proceeds	$40,848	

We plan to continue to do capital raises in the future to further enhance our product line and online
sales, and open future locations. Most of the monies will be used for lease securement as well as
boxing equipment to provide a similar service to our already successful working model.

Irregular Useof Proceeds

There will be no Irregular use of proceeds.

REGULATORY INFORMATION

Disqualification
No disqualifying events have been recorded with respect to the Company or its officers or
directors.

Compliance failure
The Company has not previously failed to comply with Regulation CF.

Annual Report
15th Round Boxing will make annual reports available at www. 15throundboxing.com in the info tab under investors section labeled sec filings and annual reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.
EXHIBIT B TO FORM C
FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 15th Round, LLC
[See attached]
I, George Giovanis a Co-CEO/Managing Member of 15th Round, LLC. hereby certify that the financial statements of 15th Round Boxing and notes thereto for the periods ending 12/31/17 and 12/31/18 included
in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.
For the year 2018 the amounts reported on our tax returns were total income of $118,890 taxable income of $0
and total tax of $0, & $800 State LLC fee

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed
as of the 3/13/19

George Giovanis
3/13/20

15th Round Boxing

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

15th Round Boxing
Index to Financial Statements
(unaudited)

Balance Sheet as of December 31, 2017 and 2016

1

Statements of Operations for the years ended December 31, 2016 and 2015

2

Statements of Stockholders' Equity the for years ended December 31, 2016 and 2015

3

Statements of Cash Flows for the years ended December 31, 2016 and 2015

4

Notes to the Financial Statements

5

15th Round LLC

Balance Sheet

Date: 12/31/18

Assets		2019	2017
Current Assets			
Cash		-	55
Accounts receivable			
Inventory			
Prepaid expenses			
Short-term investments			
	Total current assets	-	55
Fixed (Long-Term) Assets			
Long-term investments			
Property, plant, and equipment		5,000	65,500
(Less accumulated depreciation)		(24,851)	(13,100)
Intangible assets		12,000	12,000
	Total fixed assets	(7,851)	64,400
Other Assets			
Deferred income tax			
Other			
	Total Other Assets	-	-
Total Assets		(7,851)	64,455

Liabilities and Owner's Equity			
Current Liabilities			
Accounts payable			
Short-term loans			
Income taxes payable		800	800
Accrued salaries and wages			
Unearned revenue			
Current portion of long-term debt			
	Total current liabilities	800	800
Long-Term Liabilities			
Long-term debt		8,000	
Deferred income tax			
Other			
	Total long-term liabilities	8,000	-
Owner's Equity			
Owner's investment		7,787	52,538
Retained earnings		-	-
Other		-	-
	Total owner's equity	-	52,538
Total Liabilities and Owner's Equity		8,800	53,338

Common Financial Ratios			
Debt Ratio (Total Liabilities / Total Assets)		-1.12	0.01
Current Ratio (Current Assets / Current Liabilities)		0.00	0.07
Working Capital (Current Assets - Current Liabilities)		(800)	(745)
Assets-to-Equity Ratio (Total Assets / Owner's Equity)			1.23
Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)			0.02



3630 San Fernando Rd.
Glendale CA 91204 (818) 930-4820
www.15thRoundBoxing.com

STATEMENT OF STOCKHOLDER'S EQUITY
(unaudited)

2018 at time of writing.

15rn ROUND, LLC. CREATED 8/18/2017

Managing Member	GEORGE GTOVANTS	50,000 UNITS
Managing Member	EVANGELOS GIOVANIS	50,000 UNITS
Non Managing Members	post 1st Startengine raise investors	**4,545 UNITS**
TOTAL AVAILABLE UNITS		104,545 UNITS

CASH FLOW STATEMENT	2019	2018
Cash on Hand	0	55
gross income	210,040	118,890
Total cash available (before cash out)	**210,040**	**118,945**
Cash Paid Out		
insurance	826	653
Legal & Professional Services	1,900	1,600
Office Expenses	212	108
Rent	71,520	54,680
Supplies	6,247	7,747
medical supplies	3,927	
Licenses	602	1,430
Travel	4,000	1,255
Meals & Entertainment	4,726	4,433
Utilities	2,935	2,247
Outside Services	9,527	3,978
Promoters	54,502	22,915
Auto Expense	5,550	5,210
Marketing	3,455	3,125
Bank And Merchant Charges	152	152
Registation Fees	730	750
Equiptment Purchases	1,200	65,500
Other	2,750	512
partner payments	16,280	
Total Paid Out	**191041**	**175783**
Cash Position	**18,999**	**-53838**

NOTE 1-NATURE OF OPERATIONS

15TII ROUND BOXING was formed on [JANUARY 1, 2015] ("Inception") in the State of CALIFORNIA. The financial statements of 15th Round Boxing (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in GLENDALE CALIFORNIA

15th Round Boxing
15th Round Boxing Gym, currently based in the Los Angeles County.
We are a fully trademarked and licensed company, with vetted instructors and
managers who take pride in their work. Clients range from people looking to get
in shape, while learning self-defense, all the way to
professional boxers that are making a career in the sport. Product line to begin sales to the public by end of 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. Itis reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from training boxing to customers and selling trademarked custom boxing supplies. When (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period , if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections , (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3-DEBT

NOTE 4 - COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We do lease a property in Pasaden and have a 5 year commitment with an option to extend 5 more years. We do lease a property in Glendale and have 1 year commitment with renewable terms being discused.

NOTE 5 -Members' EQUITY

Units

We have authorized the issuance of 104,545 Membership Units of our LLC with par value of $13.

NOTE 6 -RELATED PARTY TRANSACTIONS

NONE

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a negative material effect on these financial statements.

Operating Agreement

15th Round, LLC,
a California Limited Liability Company

THIS OPERATING AGREEMENT of 15th Round, LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A.   The Members have formed the Company as a California limited liability company under the California Revised Unif orm Limited Liability Company Act. The pur pose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Calif ornia. The Members hereby adopt and approve the articles of organization of the Company filed with the California Secretary of State.

B.   The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specif y their relative rights and obligations.

ARTICLE **1**: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specif ied in this Article **1**or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Calif ornia Revised Uniform Limited Liability Company Act.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions,
(3) decreased by any distributions made by the Company to such Member, and
(4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/ or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Manager" means each Person who has authority to manage the business and affairs of the Company pursuant to this Agreement; such Persons are listed on Exhibit B, as may be updated from time to time according to the terms of this Agreement. A Manager may be, but is not required to be, a Member.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specif ied in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the California Revised Unif orm Limited Liability Company Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Ownership Interest" means the Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Unit Interest" means the Units of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as:

A.   If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1)   the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(2)   the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Unit Interest} = \frac{MU}{TU}$$

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

"Investment Capital" means monies raised via Start Engine in regards to the expansion and growth of The Company.

ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1   Initial Capital Contributions. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.2   Subsequent Capital Contributions. Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Unit Interest or as otherwise unanimously agreed by the Managing Members.

2.3 Additional Members.

A.   With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by the Managing Members.

B.   Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Managers deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4   **Capital Accounts.** Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5   **Interest.** No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6   **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the California Revised Unif orm Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1   **Allocations.** Unless otherwise agreed to by the unanimous consent of the Managing Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Unit Interest held by each Member and in compliance with applicable tax laws.

3.2   **Investment Capital Distributions.** The company shall distribute 10% of Gross Proceeds towards Non-Managing Members as a repayment of the Investment Capital., which amount shall be repaid at least semi-annually to each Non-Managing Members pro rata in the same proportion as his/ her Units bear to the aggregate Non Managing Membership Units, until 120% of the total Investment Capital is recouped, Unless said payment risks the survivability of the company as determined by managing members;

3.3   Continued Distributions. After Recoupment, such remaining Gross Proceeds, if any, shall be distributed pursuant to Article 3, Section 3.5.

3.4   Limitations on Distributions. The Company must not make a distribution to a Member if, after giving effect to the distribution:

A.   The Company would be unable to pay its debts as they become due in the usual course of business; or

B.   The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

3.5   General Distributions. The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Unit Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the California Revised Uniform Limited Liability Company Act.

ARTICLE 4:
MANAGEMENT

4.1   Management.

A.   Generally. Subject to the terms of this Agreement and the California Revised Uniform Limited Liability Company Act, the business and affairs of the Company will be managed by the Board of Managers, as further described below. The Members initially nominate and elect the Person(s) set forth on Exhibit B to serve as the Manager(s) of the Company. The Managers will act under the direction of the Members and may be elected or removed at any time, for any reason or no reason, by the Members holding a majority of the Voting Interest of the Company. Exhibit B must be amended to reflect any changes in Managers.

B.   Approval and Action. Unless greater or other authorization is required pursuant to this Agreement or under the California Revised Uniform Limited Liability Company Act for the Company to engage in an activity or transaction, all activities or transactions must be approved by a majority of Managers, to constitute the act of the Company or serve to bind the Company, but if the Managers cannot reach a majority vote, the dispute will be submitted to the Members to be resolved by the affirmative

vote of the Members holding at least a majority of the Voting Interest of the Company. With such approval, the signature of any Managers authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Managers acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

C. **Certain Decisions Requiring Greater Authorization.** Notwithstanding clause B above, the following matters require majority approval of the Members in a consent in writing to constitute an act of the Company:

(i) A material change in the pur poses or the nature of the Company's business;

(ii) With the exception of a transfer of interest governed by Article 7 of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Unit Interest, or Voting Interest in any manner other than in accordance with this Agreement;

(iii) A merger or conversion under the Calif ornia Revised Unif orm Limited Liability Company Act;

(iv) Any other act outside the ordinary course of the Company's activities;

(v) The sale, lease, exchange, or other disposition of alt or substantially alt of the Company's property, with or without goodwill, outside the ordinary course of the Company's activities; and

(vi) The amendment of this Agreement.

4.2 **Meetings of Managers.** Regular meetings of the Managers are not required but may be held at such time and place as the Managers deem necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference calt or by any other means permitted under the Calif ornia Revised Uniform Limited Liability Company Act. In addition, Company actions requiring a vote may be carried out without a meeting if all of the Managers consent in writing to approve the action.

4.3 **Officers.** The Managers are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and

perform the duties that the Managers determine from time to time. Each officer will continue to perform and hold office until such time as (a) the off icer's successor is chosen and appointed by the Managers; or (b) the officer is dismissed or terminated by the Managers, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Managers, and may be terminated, at any time and for any reason, by the Managers.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1   Accounts. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive off ice and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

5.2   Records. The Managers will keep or cause the Company to keep the following business records.

      (i)   An up to date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

      (ii)   A copy of the Company's federat state, and local tax inf ormation and income tax returns and reports, if any, for the six most recent taxable years;

      (iii)   A copy of the articles of organization of the Company, as may be amended from time to time ("Articles of Organization"); and

      (iv)   An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3   Income Tax Returns. Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4   Subchapter S Election. The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5   Tax Matters Member. Anytime the Company is required to designate or select a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner of the Company and keep such designation in effect at all times.

5.6   Banking. All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Managers are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP - VOTING AND MEETINGS

6.1   Members and Voting Rights. The Members have the right and power to vote on all matters with respect to which the Articles of Organization, this Agreement, or the California Revised Uniform Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.l(c)) or required under the California Revised Uniform Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

6.2   Meetings of Members. Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. Meetings may be called by any Member or Members, holding 10% or more of the Unit Interests, for the purpose of addressing any matters on which the Members may vote. A written notice setting forth the date, time, and location of a meeting must be sent at least ten (10) days but no more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed

waiver to the Company's principal executive office or as otherwise provided in the California Revised Unif orm Limited Liability Company Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the California Revised Unif orm Limited Liability Company Act, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action. If any action is taken without a meeting and without unanimous written consent of the Members, notice of such action must be sent to each Member that did not consent to the action.

ARTICLE 7: WITHDRAW AL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1   Withdrawal. Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if all of the Members unanimously agree in a written consent. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account, which must be paid by the Company to such Member within ninety (90) days of the withdrawal date unless otherwise agreed in writing.

7.2   Restrictions on Transf er; Admission of Transferee. A Member may not transfer any Membership Interests, whether now owned or later acquired, unless Members holding a majority of the Unit Interests not subject to transfer consent to such transfer. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only
after the requirements of Section 2.3(b) are complied with in full.

ARTICLE 8: DISSOLUTION

8.1   Dissolution. The Company will be dissolved upon the first to occur of the following events:

    (i)   The vote of the Members holding at least a majority of the Voting Interest of the Company to dissolve the Company;

    (ii)   Entry of a decree of judicial dissolution under Section 17707.01 of the Calif ornia Revised Uniform Limited Liability Company Act;

(iii) The sale or transfer of all or substantially all of the Company's assets;

(iv) A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity; or

(v) The Company has no members during 90 consecutive days, except on the death of a natural person who is the sole member of the Company, the status of the member, including Membership Interest, may pass to the heirs, successors, and assigns of the member by will or applicable law.

8.2 No Automatic Dissolution Upon Certain Events. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 Indemnification. The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, Manager, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Manager, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments , fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under California law. "Proceeding," as used in this Article 9,means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2 Mandatory. The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, California law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3   Expenses Paid by the Company Prior to Final Disposition. Expenses of each Company Agent indemnif ied or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the f inal disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnif ication holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification) or a majority of the Managers that are not seeking indemnif ication, as the case may be. Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL
PROVISIONS

10.1   Notice. (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to
time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive off ice; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specif ied above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days af ter the date of posting if sent by certified mail.

10.2   Entire Agreement; Amendment. This Agreement along with the Articles of Organization (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the Calif ornia Revised Uniform Limited Liability Company Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the California Revised Unif orm Limited Liability Company Act.

10.3 Governing Law; Severability. This Agreement will be construed and enforced in accor dance with the laws of the state of California. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves
unenf orceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenf orceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenf orceable provision and the Agreement will be deemed amended accordingly.

10.4 Further Action. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 No Third Party Benef iciary. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 Incorporation by Ref erence. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

[Remaind er Int entionally Left Blank.]

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

Dated: <u>August 1 8, 201 7</u>

Signature of George Giovanis

Signature of Evangelos Giovanis

MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1.

MANAGING MEMBERS   Units Owned

George Giovanis
 50,000 Address:
3630 San Fernando Rd.
Glendale, California 91204

Evangelos Giovanis
 50,000   Address:
3630 San Fernando Rd.
Glendale, California 91204

NON MAN AGING MEMBERS   Units Owned

Startengine   4,545

<u>EXHIBIT B</u>

MANAGERS

Manager(s) of the Company are set forth below.

George Giovanis

Evangelos Giovanis